UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August, 2006
Commission File Number: 333-111435
JED Oil Inc.
(Translation of registrant’s name into English)
2200, 500-4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS
The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	Quarterly Report to Shareholder, for the three and six months ended June 30, 2006

99.2	Management’s Discussion and Analysis for the six months ended June 30, 2006

99.3	Form 52-109F2 – Certification of Interim Filings – CEO

99.4	Form 52-109F2 – Certification of Interim Filings – CFO

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 14, 2006
JED Oil Inc.
(Registrant)

By: signed: “Marcia Johnston”

Marcia L. Johnston, Q.C.
General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Quarterly Report to Shareholder, for the three and six months ended June 30, 2006

99.2	Management’s Discussion and Analysis for the six months ended June 30, 2006

99.3	Form 52-109F2 – Certification of Interim Filings – CEO

99.4	Form 52-109F2 – Certification of Interim Filings – CFO